Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894
MAG Silver Corp. For Immediate Release	June 15, 2011 NR#11-07

MAG SILVER REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2011.  For complete details of the First Quarter Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in Canadian dollars unless otherwise specified.

At March 31, 2011, the Company had working capital of $37,688,517 (compared to $24,218,741 at March 31, 2010), including cash on hand of $35,456,632 (compared to $24,251,678 at March 31, 2010).  Accounts receivable at March 31, 2011 totalled $2,332,080 (2010: $2,069,616) and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at March 31, 2011 amounted to $1,549,528 (2010: $2,338,710) and are attributable primarily to accrued legal and exploration (drilling) expenses.  The Company’s net loss for the three months ended March 31, 2011 amounted to $1,427,461 (2010: $2,160,888).  The decrease in the net loss compared to the prior period is primarily due to the decreased share based payment expense in the current period of $493,796 (March 31, 2010 - $1,159,401).

The condensed interim consolidated financial statements for the first quarter of 2011 were prepared on the basis of International Financial Reporting Standards (“IFRS”), mandatory for financial years beginning on or after January 1, 2011. Detailed disclosures of the effects of transition to IFRS from Canadian GAAP can be found in Note 15 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2011.

Juanicipio Property

In the three months ended March 31, 2011, Minera Juanicipio (44% MAG/56% Fresnillo plc (“Fresnillo”)) completed 3,922 metres of drilling on the property.  A further 1,889 metres were drilled in April, bringing the four month total to 5,811 metres, representing approximately 24% of the approved drilling budget for 2011.  Drilling in 2011 has been primarily directed to the Valdecañas Vein where 5 holes (totaling 4,500 metres) were approved in continuation of the program started in early 2010 to systematically convert Inferred Resources to Indicated status. Work was also designed to explore along the Juanicipio Vein for a potential bonanza zone and drilling in “other” areas continues the search for as yet undiscovered veins elsewhere on the Juanicipio property.  At present, 7 drills continue in operation on the property.

The Company is in receipt of assay results to the end of April 2011, from drilling on the Valdecañas Vein, as provided by the operator Fresnillo. Results for three infill holes designed to convert Inferred Resources to Indicated Resources are as follows:

•	Hole MI intercepted 7.19 metres (true width) with 1.07 grams per ton (“g/t”) gold, 434 g/t silver, 5.09% combined lead and zinc;

•	Hole RE drilled on the East end of the vein returned a very high grade intercept of 10.44 metres (true width) grading 3.77 g/t gold, 1,258 g/t silver, 14.83% combined lead and zinc;

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•	Hole JO9 intersected the Valdecañas Vein at a true width of 5.13 metres with 1.28 g/t gold, 502 g/t silver 3.54 % combined lead and zinc; and,

•	Hole JO9 also intersected the footwall vein and reports 1.20 metres (true width) of 2.77 g/t gold, 269 g/t silver, 0.01% combined lead and zinc. Results of drilling on the Juanicipio Vein are pending.

On May 5, 2011, the Company announced that it had received the favourable unanimous ruling of a three member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce (“ICC”) with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo. The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million in damages, which was subsequently received.  The damage award represents MAG's direct costs of defending Fresnillo’s improper bid in late 2008 and 2009.  More importantly, by upholding the standstill provision, the ICC has confirmed that MAG and its shareholders are protected from further improper bids by Fresnillo.

Cinco de Mayo Property

The company incurred $1,801,643 in exploration and evaluation costs at Cinco de Mayo during the three months ended March 31, 2011 (2010: $2,475,086).  Drilling was advancing with two drill rigs dedicated to tracing mineralized structural zones that may have fed, or been fed from the Pozo Seco mineralization zone. On March 25, 2011, the Company announced high-grade, silver-rich sulphide and skarn-altered intrusion intercepts from on-going exploration drilling in the northwestern part of the Cinco de Mayo property.  The first two holes into the previously undrilled “Polaris East” area hit what appears to be the same set of sheeted sulphide replacement veins. The principal vein in Hole CM11-343 is 2.81 metres wide and grades 483 g/t (14.1 opt) silver, 0.22 g/t gold, 4.52% lead and 11.74% zinc. The same vein is seen in Hole CM11-335 and is 1.42 metres wide reporting 287 g/t (8.3 opt) silver, 0.24 g/t gold, 2.67% lead and 1.40% zinc, with the interval from 527.11 to 527.68 (0.57 metres) carrying 639 g/t (18.6 opt) silver, 0.35 g/t gold, 5.42% lead and 2.35% zinc. The intercepts are approximately 50 metres apart with mineralization in both holes consisting of a series of parallel veins ranging from 0.25 to 3.5 metres in width that occur within an overall zone 20 to 35 metres wide. A highly skarn-altered intrusion was cut in Hole CM11-349, drilled 250 metres southwest of Holes CM11-335 and CM11-343. Hole CM11-349 entered highly altered intrusion approximately 280 metres down hole, and at about 475 metres down hole, the first of a series of structurally controlled multi-stage garnet-pyroxene skarn zones was intercepted.  These holes are the first to hit a significant intrusive body in the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo. All of the important geological signs point to Polaris area, and the Company’s immediate exploration efforts on the Cinco De Mayo property in 2011will focus in this area.

OUTLOOK 2011

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times a year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  In January 2011, Fresnillo and MAG jointly approved an initial 2011 exploration budget based on the recommendation of Minera Juanicipio’s Technical Committee totaling US $4.5 million.

Metallurgical testing continues and is ongoing at Pozo Seco, a high grade molybdenum and gold mineralization deposit in the western part of the Cinco de Mayo project area. Test work to date indicates that the gold at Pozo Seco is free milling and recoverable using cyanide leaching techniques yielding recoveries over 90% with a whole ore leach.  Recovery of molybdenum, in the form of a powellite concentrate is a more challenging recovery process because of the fine grain size of the powellite particles and intimate locking with waste materials, particularly fluorite.  The metallurgical test work on these recoveries remains ongoing. Upon completing all the test work, and subject to achieving positive metallurgical results, the Company will proceed to complete a Preliminary Economic Assessment (“PEA”) during the current year.

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Juanicipio Property - Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Penoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Cinco de Mayo Property - Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. Core and surface samples are shipped directly in security sealed bags to ALS-Chemex Laboratories (Certification ISO 9001) preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Samples shipped also include intermittent standards and blanks. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, values in excess of 100 g/t are repeated by fire assay, zinc, copper and lead values in excess of 1% repeated by Atomic Absorption for high grade materials. Molybdenum is analyzed by ICP-MS to 1%, and checked by Atomic Absorption, over 1% Molybdenum isreanalyzed by Atomic Absorption methods for high grade materials.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE-Amex under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: www.magsilver.com Phone: (604) 630-1399 Toll free: (866) 630-1399	Email:info@magsilver.com Fax: (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE-Amex has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

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Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person: Unless otherwise noted, Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

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